UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

KNIGHT-RIDDER, INC.

(Name of Issuer)

Common Stock, par value $0.02 1/12 per share

(Title of Class of Securities)

499040103

(CUSIP Number)

Janet L. Reali
Harris Associates L.P.
Two North LaSalle Street
Suite 500
Chicago, IL 60602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499040103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harris Associates, L.P. 04-3276558

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,463,295 (Estimated as of 11/2/2005)

	9.	Sole Dispositive Power 1,984,428

	10.	Shared Dispositive Power 3,522,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,506,928

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.15%

14.	Type of Reporting Person (See Instructions) IA

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.02 1/12 per share (the “Common Stock”), of Knight-Ridder, Inc., a Florida corporation (the “Issuer”), and the principal executive offices of the Issuer are located at 50 West San Fernando Street, Suite 1500, San Jose, CA 95113.  The Common Stock is traded on the New York Stock Exchange.

Item 2.	Identity and Background

(a) Name.  The person filing this Schedule 13D is Harris Associates L.P. (“HALP”).   HALP is also referred to as the “Reporting Person.”  HALP exercises sole or shared dispositive power and shared voting power with respect to the Issuer’s shares of Common Stock held by HALP on behalf of its clients.  Such voting authority may be withdrawn by HALP clients at any time.  HALP disclaims that it is a member of any Group, as defined in Rule 13d-5(b)(1).  HALP’s general partner is Harris Associates, Inc., a Delaware corporation, which is wholly-owned by IXIS Asset Management Holdings, LLC (“IXIS”).  HALP disclaims that IXIS beneficially holds any of the Issuer’s shares of Common Stock held by HALP on behalf of HALP’s clients.

(b) Business Address.  Harris Associates L.P., Two North LaSalle Street, Suite 500, Chicago, IL 60602

(c) Principal Occupation.  HALP is a registered investment adviser under the Investment Advisers Act of 1940.  HALP has the power and authority to make decisions to buy and sell securities on behalf of its clients.

(d)  The Reporting Person has not, during the last five years, been convicted in any criminal proceedings.

(e)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)  HALP is a limited partnership organized under the laws of the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration
HALP has acquired on behalf of its clients 5,506,928 shares of Common Stock at an aggregate purchase price of $285,361,447.57. Funds for these purchases were derived from HALP clients.

Item 4.	Purpose of Transaction

Upon reviewing the recent Form 13D filing of the Issuer’s largest shareholder, HALP, as is its practice, evaluated its position with respect to the Issuer’s Common Stock.  As another significant shareholder of the Issuer, HALP determined that it was appropriate to provide its current views through this filing.  In making this filing, HALP is acting on its own accord on behalf of its clients and not in concert with any other investor or as a part of any group.

HALP purchased the shares of Common Stock of the Issuer on behalf of its clients for investment purposes.  On July 19, 2005, at the invitation of the Issuer’s Chairman and CEO, representatives of HALP addressed the Issuer’s Board of Directors and expressed HALP’s concerns over the performance of the Issuer and the Issuer’s  Common Stock.  Since that time, in HALP’s view,  the discrepancy between the Issuer’s intrinsic value and the price of its Common Stock has not diminished.  For the reasons stated in HALP’s letter to the Issuer’s Board of Directors, dated November 3, 2005, a copy of which is attached as an exhibit to this filing, HALP requests that the Issuer’s management and Board promptly pursue a competitive sale of the Issuer.   HALP reserves the right to support efforts that might be initiated by other parties seeking to acquire a majority of the Issuer’s voting shares, or to initiate action or support efforts initiated by other parties to change the composition of the Board, install new management, or take other action to maximize shareholder value.

HALP’s representatives may, as they have done in the past, discuss with management, the Board and others HALP’s concerns over what it believes to be a discrepancy between the Issuer’s intrinsic value and the price of its Common Stock.  Depending on HALP’s assessment of future developments, it may acquire additional Issuer securities on behalf of its clients or may determine to sell or otherwise dispose of all or some holdings in the Issuer or take any other action it deems to be in its clients’ best interest.

Except as set forth herein and in the letter to the Issuer’s Board, dated November 3, 2005 and attached as an exhibit hereto, HALP has no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

	Number of	Percentage
Reporting Person	Shares	of Shares
Harris Associates L.P.	5,506,928	8.15%
	(Estimated as of 11/2/2005)

(b)           HALP currently exercises voting authority over shares of Common Stock held in the accounts of its clients that have delegated proxy voting authority to HALP.  Such voting authority may be withdrawn by HALP clients at any time.

Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  5,463,295 (Estimated as of 11/2/2005)

Sole power to dispose or to direct the disposition:  1,984,428

Shared power to dispose or direct the disposition:  3,522,500

(c)           The following table sets forth the transactions effected by HALP on behalf of clients in the shares of Common Stock during the last 60 days:

	Number of	Average	Transaction
Date	Shares	Price Per Share	Effected

9/13/05	300	$62.06	Open Market Sale
9/14/05	100	$60.20	Open Market Sale
9/21/05	200	$58.77	Open Market Sale
9/21/05	300	$58.94	Open Market Sale
9/21/05	200	$58.67	Open Market Sale
9/23/05	300	$55.98	Open Market Sale
9/26/05	1,500	$55.85	Open Market Sale
9/30/05	400	$57.90	Open Market Sale
10/18/05	12,600	$54.13	Open Market Sale
10/21/05	1,300	$52.64	Open Market Sale
10/24/05	1,700	$53.63	Open Market Sale
10/26/05	300	$53.99	Open Market Sale

(d)           HALP, an investment advisor registered under the Investment Advisors Act of 1940, pursuant to investment advisory contracts with its clients, has sole or shared dispositive power over the shares of Common Stock in the HALP investment advisory accounts of clients.  The individual clients, none of which individually owns beneficially more than 5% of the total class of such securities, have the right to receive, or the power to direct, the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
99.1. Letter to the Board of Directors of Knight-Ridder, Inc., dated November 3, 2005

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARRIS ASSOCIATES L.P.	November 3, 2005
Date
/s/ Janet L. Reali
Signature
Janet L. Reali, General Counsel
Name/Title